UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549	SEC FILE NUMBER 001-13615
CUSIP NUMBER:
FORM 12b-25	84762L 10 5

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☒ Form 11-K	☐ Form 10-Q	☐ Form N-SAR
☐ Form N-CSR

For period ended: December 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the transition period ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
Spectrum Brands, Inc.
Full Name of Registrant
N/A
Former Name if Applicable
6 Concourse Parkway, Suite 3300
Address of Principal Executive Office (Street and Number)
Atlanta, GA 30328
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Annual Report of Employee Stock Purchase, Savings and Similar Plans on Form 11-K for the plan year ended December 31, 2006 (the "Form 11-K") of Spectrum Brands, Inc. (the "Company") could not be filed by June 29, 2007, as required, because, during the plan year ended December 31, 2006, the Company merged into the subject plan several similar plans that the Company had acquired in connection with previous acquisition transactions. In connection with this merger, the Company consolidated all plan recordkeeping services with a single provider. Because of the increased complexity of the subject plan, as well as the reconciliation of the records from the merged plans resulting from the plan consolidation, the process of completing the audit of the financial statements of the subject plan has been much more involved than it has been in previous years and is taking longer to complete than expected.

The Company is working diligently with its consultants and advisors to complete the audit of the plan’s financial statements as soon as possible. The Company intends to file the Form 11-K on or before the fifteenth calendar day following the prescribed due date.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Anthony L. Genito	770	829-6200
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes	☒No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Certain matters discussed in this Notification of Late Filing on Form 12b-25, including those relating to the expectations as to the timing of the filing of the 11-K, constitute forward-looking statements. Actual results or events could differ materially from those stated or implied in these forward-looking statements, including as a result of other risks set forth in the Registrant’s SEC filings and reports, which are available at the SEC’s website at http://www.sec.gov. There can be no assurance given concerning the timing of the filing of the 11-K.

Spectrum Brands, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 29, 2007	By		/s/ Anthony L. Genito
			Name:	Anthony L. Genito
			Title:	Senior Vice President
Chief Financial Officer
Chief Accounting Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)